Exhibit 99.1

Forward Pharma (*NASDAQ:FWP*) Corporate Update

Jefferies 2017 Global Healthcare Conference

June 6, 2017



Claus Bo Svendsen, MD, PhD
Chief Executive Officer

2017© Forward Pharma A/S.

Forward-Looking Statements

Certain statements in this presentation may constitute "forward-looking statements" of Forward Pharma A/S (the "Company") within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements which contain language such as "believe", "expect", "anticipate", "estimate", "would", "may", and "potential". Forward-looking statements are predictions only, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed in such statements. Many such risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, risks related to the following: the satisfaction of certain conditions, and the accuracy of certain representations of the Company, in the Settlement and License Agreement entered into with subsidiaries of Biogen Inc. and certain other parties thereto; our ability to obtain, maintain, enforce and defend issued patents with royalty-bearing claims; our ability to prevail in the interference proceeding after all appeals and obtain issuance of the '871 application; our ability to prevail in or obtain a favorable decision in the '355 European opposition proceedings, after all appeals; the expected timing for key activities and an ultimate ruling in such legal proceedings; the issuance and term of our patents; future sales of Tecfidera®, including impact on such sales from competition, generic challenges, regulatory involvement and pricing pressures; the scope, validity and enforceability of our intellectual property rights in general and the impact on us of patents and other intellectual property rights of third parties; the timing, amount (if any) and tax consequences of any distribution to shareholders; the timing for any planned announcements of such distribution plans; and our ability to generate revenue from product sales in the U.S. directly or through an assignee of our U.S. co-exclusive license rights in the event Biogen does not obtain an exclusive license from us in the U.S. Certain of these and other risk factors are identified and described in detail in certain of our filings with the United States Securities and Exchange Commission, including our Annual Report on Form 20-F for the year ended December 31, 2016. We are providing this information as of the date of this release and do not undertake any obligation to update any forward-looking statements contained in this presentation as a result of new information, future events or otherwise.

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Executive Summary

FORWARD PHARMA

- Forward has developed a significant IP portfolio related to dimethyl fumarate (DMF)
- Forward operates as a lean organization with five employees by Q4/2017
- Forward has granted to Biogen an irrevocable license to all of its IP related to DMF through the recent Settlement and License Agreement
- Forward's pro forma cash balance is $1.09 B
- Forward will receive royalties on sales of Tecfidera® or other DMF products for MS from Biogen of up to 10 – 20% from January 1, 2021, provided that, among other factors[a,b], qualifiers are met:
  - US Royalties: Outcome of US interference including all appeals and Hart-Scott-Rodino (HSR) antitrust clearance
  - Ex-US Royalties: Outcome of European EP'355 opposition including all appeals

(a) Subject to, among other things, expiration or invalidation of the patents or impact of generic entry
(b) Royalties payable on a country-by-country basis on DMF-containing products indicated for MS that, but for the License Agreement, would infringe a Forward licensed patent

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Forward has Actively Developed FP187 since 2005



Forward Pharma founded
Proof-of-Concept in psoriasis
US Erosion Matrix Patent* issued
US Patent interference declared
Biogen agreement
IPO FWP on NASDAQ $235M
EP '355 Patent* granted
Early preclinical, CMC and clinical work
Phase 3 trial planning
2005
2006-2011
2012
2014
2015
2017

* Forward is the owner of numerous other patents/patent applications; for a summary of some of these, please see separate slide 'Key IP Overview'

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Share Value Drivers under the Settlement and LicenseAgreement Not meant to be comprehensive; size of boxes is arbitrary and not meant to illustrate comparative differences in amounts. Appropriate risk-adjustment should be applied. Potential investors and current shareholders are strongly urged to read the Settlement and License Agreement in its entirety as well as our Annual Report on Form 20-F for the year ended December 31, 2016, where risk factors are identified and described indetail. NetCash + Value of Potential Royalties from US salesof Tecfidera® + Value of Potential Royalties from ex-US salesof Tecfidera® - Operational Cash Burn (low) Tecfidera® USSales Tecfidera® ex-USSales 5 2017© Forward PharmaA/S.

Share Value Drivers under the Settlement and LicenseAgreement NetCash + Value of Potential Royalties from US salesof Tecfidera® + Value of Potential Royalties from ex-US salesof Tecfidera® - Operational Cash Burn (low) Tecfidera® USSales Tecfidera® ex-USSales Not meant to be comprehensive; size of boxes is arbitrary and not meant to illustrate comparative differences in amounts. Appropriate risk-adjustment should be applied. Potential investors and current shareholders are strongly urged to read the Settlement and License Agreement in its entirety as well as our Annual Report on Form 20-F for the year ended December 31, 2016, where risk factors are identified and described indetail. 6 2017© Forward PharmaA/S.

Cash Balance andOperations 7 2017© Forward PharmaA/S. BalanceSheet December 31,2016 Pro forma forpost- tax receipt of Biogenpayment (a) Cash andInvestments $138.7M $1,093.7M (a) $138.7 M cash balance plus $1.25 B cash fee less $25 M payment to Aditech Pharma AG and estimated taxes of $270M ▪ Organization to be five employees byQ4/2017 ▪ Market Cap (NASDAQ: FWP; per May 31,2017): $929.5M

Upfront Fee fromBiogen 8 2017© Forward PharmaA/S. ?Forward is currently evaluating different means to return to shareholders a substantial portion of the $1.25B* ?Potential vehicles being considered for the return of capitalinclude ?Distributions/dividends ?Stockbuybacks ?Othermeans * We have not paid any dividends since our incorporation and may not do so in the future. Our management is currently evaluating different means to deliver to our shareholders an undetermined amount of capital, however we have made no decision to do so and may not do so. Should we decide to do so, such return of capital may involve dividends, distributions, share repurchases or other means. The final determination as to any return of capital will be at the discretion of our board of directors, after taking into account various factors including our business prospects, cash requirements, outcome of the Interference and Opposition Proceedings includinganyappeals,andourobligationsundertheSettlementandLicenseAgreement.Alternatively,theboardmayconsiderotheroptionsformaximizingshareholdervalue.

Share Value Drivers under the Settlement and LicenseAgreement NetCash + Value of Potential Royalties from US salesof Tecfidera® + Value of Potential Royalties from ex-US salesof Tecfidera® - Operational Cash Burn (low) Tecfidera® USSales Tecfidera® ex-USSales Not meant to be comprehensive; size of boxes is arbitrary and not meant to illustrate comparative differences in amounts. Appropriate risk-adjustment should be applied. Potential investors and current shareholders are strongly urged to read the Settlement and License Agreement in its entirety as well as our Annual Report on Form 20-F for the year ended December 31, 2016, where risk factors are identified and described indetail. 9 2017© Forward PharmaA/S.

Gating Events for Royalties on Tecfidera® Sales

US

↓

Gating event

If we prevail after all appeals to the Federal Circuit in the Interference Proceeding and as a result thereof obtain issuance of a patent with a claim that covers treatment for MS by orally administering 480 mg per day of DMF

↓

US Royalties as described on next slide

Ex-US

↓

Gating event

If we prevail in the EP'355 Opposition, including any appeals and as a result thereof obtain issuance of a patent with a claim that covers treatment for MS by orally administering 480 mg per day of DMF

↓

Ex-US Royalties as described on next slide

The summary of the Settlement and License Agreement in this presentation does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Settlement and License Agreement, which is available on Forward's website. Potential investors and current shareholders are strongly urged to read the Settlement and License Agreement in its entirety as well as our Annual Report on Form 20-F for the year ended December 31, 2016.

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Potential Royalty Rates on Tecfidera® Sales

FORWARD PHARMA

US

HSR antitrust clearance

Yes / No

Exclusive license (Yes)

	Royalty[a,b]
January 1, 2021 until December 31, 2028:	10%
January 1, 2029 and after:	20%

Backup Scenario: (No)

Co-exclusive license

	Royalty[a,b]
January 1, 2023 and after:	1%

FWP retains right to develop and commercialize or outlicense FP187 or another DMF-containing formulation, on one occasion only, to a single third party

Ex-US

Exclusive license

	Royalty[a,b]
January 1, 2021 until December 31, 2028:	10%
January 1, 2029 and after:	20%

(a) Subject to, among other things, expiration or invalidation of the patents or impact of generic entry
(b) Royalties payable on a country-by-country basis on DMF-containing products indicated for MS that, but for the License Agreement, would infringe a Forward licensed patent

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USPTO Interference Proceeding

- **Interference declared April 13, 2015**
  A patent interference is an administrative proceeding at the USPTO used to determine which party is the first to invent a common invention claimed by both parties.

- **Forward awarded "Senior Party" status**
  The Senior Party has the earliest effective filing date to the common invention; entitled to the presumption that it is the first inventor.

- **On March 31, 2017, the USPTO PTAB ruled in favor of Biogen**

- **Forward is appealing the ruling to the U.S. Court of Appeals for the Federal Circuit with a specialist team led by Kathleen Sullivan from Quinn Emanuel Urquhart & Sullivan, LLP**

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European EP'355 Opposition Proceedings

- EP2801355 patent granted by European Patent Office (EPO) on May 20, 2015
- Subject to several oppositions filed with the EPO by third parties (including Biogen)
- The first instance hearing of the Opposition Proceedings in the EPO has been scheduled for January 22-23, 2018, but the date is subject to change

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Share Value Drivers under the Settlement and LicenseAgreement NetCash + Value of Potential Royalties from US salesof Tecfidera® + Value of Potential Royalties from ex-US salesof Tecfidera® - Operational Cash Burn (low) Tecfidera®Sales Tecfidera® USSales Tecfidera® ex-USSales 14 2017© Forward PharmaA/S. Not meant to be comprehensive; size of boxes is arbitrary and not meant to illustrate comparative differences in amounts. Appropriate risk-adjustment should be applied. Potential investors and current shareholders are strongly urged to read the Settlement and License Agreement in its entirety as well as our Annual Report on Form 20-F for the year ended December 31, 2016, where risk factors are identified and described indetail.

Tecfidera®: ~$4 B in Global Sales in 2016

- **2016 Global Sales of ~$4 B are forecasted to grow to $4.46 B in 2022, remaining the top selling MS therapy**

US Sales: ~75%	Ex-US Sales: ~25%

Analyst Consensus Forecast, EvaluatePharma, May 31, 2017

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Risk-Reward guides the choice of therapy in MS



Increasing Efficacy
Increasing Burden of Treatment
Autologous Stem Cell Transplantation
Alemtuzumab
Natalizumab JC Negative
Natalizumab JC Positive
Mitoxantrone
Ocrelizumab
Fingolimod
Dimethyl Fumarate
Daclizumab
Glatiramer Acetate
Teriflunomide
Interferon-B

Adapted from Coles A, Newer therapies for multiple sclerosis. Ann Indian Acad Neurol 2015;18, Suppl S1:30-4

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Factors Influencing Future Tecfidera® Sales

FORWARD PHARMA

- **Regulatory Data Exclusivity and Patent Protection**
  - Settlement and License Agreement adds Forward Pharma IP
- **Launch of Ocrevus®**
  - Based on analyst reports and interviews with EU and US KOLs, Ocrevus® is estimated to initially convert later stage patients on injectables and add a Progressive MS market
- **Potential Generic Fingolimod and additional S1P modulators**

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Share Value Drivers under the Settlement and LicenseAgreement NetCash + Value of Potential Royalties from US salesof Tecfidera® + Value of Potential Royalties from ex-US salesof Tecfidera® - Operational Cash Burn (low) Tecfidera® USSales Tecfidera® ex-USSales Forward has Significant Capital Resources, a Focused Organization, and IP-TriggeredOptionality 18 2017© Forward PharmaA/S. Not meant to be comprehensive; size of boxes is arbitrary and not meant to illustrate comparative differences in amounts. Appropriate risk-adjustment should be applied. Potential investors and current shareholders are strongly urged to read the Settlement and License Agreement in its entirety as well as our Annual Report on Form 20-F for the year ended December 31, 2016, where risk factors are identified and described indetail.

Upcoming Events

- **Ongoing organizational alignment and optimization**
- **Ongoing evaluation of the most efficient way to deliver to shareholders a substantial portion of the $1.25 B cash payment received from Biogen**
- **Gating events for future royalty from Tecfidera® sales**
  - **Appeal of US PTAB interference decision to Federal Circuit**
    - If the PTAB decision is reversed or vacated by the Federal Circuit, then potentially further proceedings in the PTAB and a subsequent additional appeal to the Federal Circuit
  - **EU EP'355 opposition decision**
    - Potential appeal of opposition decision

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Contact 20 2017© Forward PharmaA/S. Claus Bo Svendsen, MD, PhD Chief ExecutiveOfficer Forward Pharma InvestorRelations investors@forward-pharma.com

Appendix 21 2017© Forward PharmaA/S.

US Potential Royalty-Bearing Claims

FORWARD PHARMA

4 patent applications that, if issued, contain claims that may be royalty-bearing if Forward prevails after all appeals in the interference proceeding

	Application Number	Description
US	11/576,871	Treating MS with DMF at 480 mg/day **Interference declared; FWP as Senior Party – April 13, 2015** **PTAB ruled in favor of Biogen – March 31, 2017** **Appeal to the Federal Circuit filed**
	15/581,966	Claims to up-titration of DMF to 480 mg/day for the treatment of MS to be filed.
	14/212,503	Treating MS with DMF at 480 mg/day to reach certain MMF levels in the bloodstream Final rejection issued; appeal brief filed May 16, 2016
	14/209,480	Pharmaceutical composition comprising DMF in an amount of 50-90% by weight Non-final rejection issued April 11, 2017

If we prevail in the Interference Proceeding after any appeals to the Federal Circuit, we further expect our 11/576,871 application, if ultimately issued, would be entitled to patent term adjustment that would result in an estimated patent expiration in 2029 or later. There is no assurance that we would obtain patent term adjustment to fully compensate us for all such time lost.

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Timeline for Appeal of the Interference Decision to the Federal Circuit

FORWARD PHARMA



Forward Pharma Notice of Appeal
Forward Pharma Appeal Brief
Biogen Responsive Brief
Forward Pharma Reply Brief
Expected Oral Argument
Expected Decision
60 days after Notice of Appeal is docketed and certified list is served by USPTO
40 days after Forward Pharma Appeal Brief
14 days
May 30, 2017
End-August 2017
Mid-October 2017
End-October 2017
Q4-2017/ Q1-2018
Q2-2018/ Q3-2018

Dates represent estimates of when filings are due to the Federal Circuit; a green tick mark signifies completed filing. Documents can be located through https://ecf.cafc.uscourts.gov/

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Ex-US Potential Royalty-Bearing Claims

FORWARD PHARMA

If Forward prevails in the European EP'355 opposition proceedings including all appeals, and can show on a country-by-country basis that Tecfidera® infringes a valid patent, royalties will be payable. In Europe, there are four patent applications with potentially royalty-bearing claims.

	Application Number	Description
Ex-US	EP14172398.1 (Pat. No. EP2801355)	Treating MS with 480 mg/day of DMF wherein the pH controlled release compositions have an enteric coat **Granted – May 20, 2015; Opposition hearing before EPO currently scheduled for 22-23 January 2018**
	EP15166243.4 (Pat. No. EP2965751)	Treating MS with 480-600 mg fumaric acid esters (including DMF)/day where the composition releases fumaric acid esters depending on pH. Application pending
	EP14172396.5 (Pat. No. EP2792349)	Treating MS with 480 mg/day of controlled release DMF **EPO issued intention to grant – February 8, 2017**
	EP16001391.8 (Pat. No. EP3093012)	Controlled release pharmaceutical composition comprising DMF in an amount of 50-90% by weight **EPO issued intention to grant – May 8, 2017**

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Key IP Overview:
Core Composition and Erosion Matrix Patent Families[1]

FORWARD PHARMA

Patent / Application	Patent Family	Status
U.S. App. 11/576,871	Core Composition	Pending. A decision was issued by the PTAB on March 31, 2017 in favor of Biogen. We have filed an appeal of the decision to the Federal Circuit.
U.S. App. 15/581,966	Core Composition	Pending.
U.S. App. 14/212,503	Core Composition	On appeal from final rejection.
U.S. App. 14/209,480	Core Composition	Pending. Non-final rejection issued in April 2017.
EP2801355	Core Composition	Granted. Under opposition with EPO.
EP1799196	Core Composition	Granted. Under opposition with EPO.
EP2801354	Core Composition	Granted.
EP2316430	Core Composition	Revoked by decision of July 10, 2015; under appeal.
EP3093012	Core Composition	Pending. Intention to grant issued.
EP2965751	Core Composition	Pending.
EP2792349	Core Composition	Pending. Intention to grant issued.
JP2015-139809	Core Composition	Pending.
U.S. Patent No. 8,906,420	Erosion Matrix	Granted.
U.S. App. 14/561,010	Erosion Matrix	Pending. Final rejection issued in March 2017.
EP2379063	Erosion Matrix	Granted; opposition rejected; appeal pending.
EP2564839	Erosion Matrix	Granted.
EP3090733	Erosion Matrix	Pending.
JP5788331	Erosion Matrix	Granted as JP2012-514624.

1. Beyond our core composition patent and erosion matrix patent families, our other patent families include U.S. Patent Application Nos. 14/419,031, 15/584, 439 and 14/914,025 and European Patent Application Nos. EP2879672, EP3038606 and EP3038605.

Date of preparation: 31 May 2017

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